United States
                          Securities and Exchange Commission
                                Washington, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 6)


                     John Hancock Patriot Select Dividend Trust
                                 (Name of Issuer)


                                    Common Stock
                          (Title of Class of Securities)


                                     41013U-10-2
                                    (CUSIP Number)



                              The Commerce Group, Inc.
                                   211 Main Street
                                  Webster, MA 01570
                                   (508) 943-9000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                   June 9, 2003
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:      [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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 No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 23, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             3,357,100
         SHARED VOTING POWER                                   0
         SOLE DISPOSITIVE POWER                        3,357,100
         SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,357,100

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.8%

14.      TYPE OF REPORTING PERSON
         [HC]









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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 23, 2003




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Select Dividend Trust (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 9,925,193 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 33.8% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,357,100 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 33.8% of the outstanding Shares.

                                             Shares              Cost

   The Commerce Insurance Company           3,241,600        $45,061,811
   American Commerce Insurance Company         44,700            552,335
   Commerce West Insurance Company             70,800          1,025,925

                  Totals                    3,357,100        $46,640,071







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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 23, 2003



     (c) During the period from May 29, 2003 through June 9, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to May 29, 2003 were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




















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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDENT No. 6
                                            JUNE 23, 2003






                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 23, 2003                           THE COMMERCE GROUP INC.











                                        Gerald Fels
                                        Executive Vice President &
                                        Chief Financial Officer























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                                                  ANNEX  A
                                          Item 5 (c) - Information

DIV - JOHN HANCOCK PATRIOT SELECT DIVIDEND TRUST       41013U-10-2

FROM 05/29/03 - 06/09/03


AMERICAN COMMERCE INSURANCE COMPANY
     Sales

  TRADE           SETTLEMENT       SHARES             SALE PRICE
  DATE               DATE           SOLD               PER SHARE         CONSIDERATION
05/29/03          06/03/03         10,500              $14.3547           $150,297.29
05/29/03          06/03/03          2,000               14.3547             28,628.06
05/29/03          06/03/03          1,500               14.3547             21,471.04
05/29/03          06/03/03            600               14.3547              8,588.42
05/30/03          06/04/03          1,500               14.4041             21,545.14
05/30/03          06/04/03         10,000               14.4041            143,634.26
05/30/03          06/04/03          1,700               14.4041             24,417.82
06/02/03          06/05/03          4,900               14.3341             70,037.80
06/03/03          06/06/03         11,800               14.3500            168,850.08
06/04/03          06/09/03         17,400               14.2899            247,936.62
06/05/03          06/10/03         19,400               14.2190            275,059.69
06/09/03          06/12/03         60,100               14.8088            887,563.23


AMERICAN COMMERCE SALE TOTALS     141,400                               $2,048,029.45


COMMERCE WEST INSURANCE CO
     SALES

  TRADE           SETTLEMENT       SHARES             SALE PRICE
  DATE               DATE           SOLD               PER SHARE         CONSIDERATION

06/06/03          06/11/03          4,900              $14.1700         $   69,233.75

COMMERCE WEST SALE TOTALS           4,900                               $   69,233.75


NET CONSOLIDATED SALES TOTALS     146,300                               $2,117,263.20



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